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                                                                     EXHIBIT 8.1

                             OPINION OF TAX ADVISOR

KPMG
160 Fayetteville Street Mall
Suite 1200
Post Office Box 29543
Raleigh, NC  27626-0543


                                 April 17, 2001

Board of Directors
Century Bancorp, Inc.
22 Winston Street
Thomasville, North Carolina  27360

Board of Directors
First Bancorp
341 North Main Street
Post Office Box 508
Troy, North Carolina  27371-0508

Gentlemen:

You have requested the opinion of KPMG LLP ("KPMG") regarding certain federal and North Carolina income tax consequences resulting from two proposed transactions. In the first proposed transaction, Century Bancorp, Inc. (the "Company"), a savings bank holding company, will merge with and into First Bancorp (the "Buyer"), a bank holding company, (the "Holding Company Merger"), whereupon the separate existence of Company will cease. Company shareholders will be permitted to elect to receive, subject to certain limitations described in the Merger Agreement, either Buyer Common Stock or a specified amount of cash with respect to each share of their Company Common Stock. In the second proposed transaction, occurring as soon as reasonably practicable after the filing of the Articles of Merger in respect of the Holding Company Merger, Home Savings, Inc., SSB, (the "Company Bank"), a wholly-owned savings bank subsidiary of Company, will merge with and into First Bank ("Buyer Bank"), the wholly-owned bank subsidiary of Buyer, (the "Bank Merger"), whereupon the separate existence of Company Bank will cease.

You have submitted for our consideration:

-        certain representations as to the proposed transactions;

- a copy of the Merger Agreement and the related Plan of Merger, dated October 19, 2000 (collectively, the "Merger Agreement"); and,

- a copy of the Form S-4 Registration Statement, as amended, filed with the Securities and Exchange Commission ("SEC") on April 17, 2001 (the Merger Agreement and the Form S-4 collectively being the "Documents").

We have not reviewed the legal documents necessary to effectuate the steps to be undertaken and we assume that all steps will be effectuated under state and federal law and will be consistent with the legal documentation and with the description of the steps in the Documents.


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FACTS AND REPRESENTATIONS

Buyer is a registered one-bank holding company organized under the laws of the State of North Carolina. Buyer's authorized capital stock consists of one class. It has authorized 12,500,000 shares of Common Stock, no par value, of which 8,755,161 shares were issued and outstanding at April 16, 2001 (the "Buyer Common Stock"). Buyer Bank, a North Carolina corporation, is a wholly-owned bank subsidiary of Buyer.

Company is a registered savings bank holding company organized under the laws of the State of North Carolina. Its authorized capital stock consists of two classes. It has authorized 20,000,000 shares of Common Stock, no par value per share, of which 1,105,019 shares were issued and outstanding at April 12, 2001 (the "Company Common Stock"). It also has 5,000,000 shares of Preferred Stock, no par value per share, none of which were issued and outstanding at April 12, 2001 and none of which were redeemed in contemplation of the Holding Company Merger. Company Bank, a North Carolina corporation, is a wholly-owned stock savings bank subsidiary of Company.

For valid corporate business purposes, pursuant to the Merger Agreement and on the Effective Time (as that term is defined in the Merger Agreement), Company will merge with and into Buyer, with Buyer as the surviving entity. As soon as reasonably practicable after the completion of the Holding Company Merger (as described immediately above), Company Bank, a wholly-owned savings bank subsidiary of Company, will merge with and into Buyer Bank, a wholly-owned bank subsidiary of Buyer, with Buyer Bank as the surviving entity, thereby completing the Bank Merger.

In the Holding Company Merger, the Merger Agreement provides that each Company shareholder may elect to receive either Buyer Common Stock or cash with respect to each share of his or her Company Common Stock. As provided in the Merger Agreement, however, Buyer is not necessarily bound by the shareholders' elections, but rather can allocate to the Company shareholders a different mix of consideration.

In the Holding Company Merger, if Company shareholders elect to receive Buyer Common Stock for each share of their Company Common Stock, each share of Company Common Stock will be exchanged for 1.3333 shares of Buyer Common Stock. Thus, the aggregate number of Buyer Common Stock to be issued in connection with the Holding Company Merger shall be 586,411 (i.e., 439,819, which is the number of shares of Company Common Stock to be exchanged for the stock merger consideration, times the 1.3333 exchange ratio), unless a higher number is required to qualify the merger as a tax-free reorganization.

Company shareholders that elect to receive cash consideration will receive $20.00 for each share of their Company Common Stock. The Merger Agreement provides that the aggregate number of Company Common Stock that shall be exchanged for Buyer Common Stock as the Merger Consideration shall be 439,819 shares (subject to equitable adjustment for any stock dividend, stock split or other stock payment by Company after the date hereof but prior to the Effective
Time), subject to adjustment so that the amount of the Merger Consideration paid in shares of Buyer's Common Stock shall not be less than the amount (currently 40%) necessary to qualify the Holding Company Merger as a reorganization under
Section 368 of the Code, as determined by Company. In the event that Company shareholders elect to receive either too much cash or stock merger consideration, the cash and stock merger consideration will be allocated among such shareholders as provided in the Merger Agreement.

Company may terminate the Merger Agreement if the trading price of Buyer's Common Stock falls below certain levels. The Merger Agreement, however, also provides that, under certain conditions, Buyer may elect to pay all of the merger consideration in cash at a price of $20.00 per share to avoid the termination of the Holding Company Merger by the Company (as described above), in which case the Holding Company Merger would NOT qualify as a tax-free reorganization. In this event, it is possible that two levels of tax may be imposed on the Holding Company Merger; one level to Company and a second to its shareholders. KPMG, however, has not been engaged to address any such tax matter and, therefore, renders no opinion on such transaction.


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No fractional shares of Buyer Common Stock will be issued in connection with the
Holding Company Merger. Instead, each Company shareholder who would otherwise be entitled to receive a fraction of a share of Buyer Common Stock shall receive cash (without interest) in an amount equal to the fraction of a share of Buyer Common Stock that otherwise would be received in the Holding Company Merger, multiplied by the closing price of one share of Buyer Common Stock on the Nasdaq National Market System on the last trading day before the Holding Company Merger is completed.

Under Article 13 of the North Carolina Business Corporation Act, Company shareholders will have dissenter's rights in connection with the Holding Company Merger. Shareholders who properly exercise their dissenter's rights will be entitled to receive a cash payment for the fair value of their shares from the Company in accordance with Sections 55-13-20 through 55-13-28 of the North Carolina General Statutes. Any such payment will be in lieu of the $20.00 cash consideration per share of Company Common Stock and could be more than, the same as, or less than such amount.

The Holding Company Merger has been approved by the Boards of Directors of Company and Buyer and is subject to the receipt of regulatory approval from appropriate parties, including the Board of Governors of the Federal Reserve System. Additionally, the Bank Merger is also subject to the approval of the Federal Reserve, the FDIC, the North Carolina Banking Commission, and the Administrator of the Savings Institutions Division of the North Carolina Department of Commerce.

On October 20, 2000, the Board of Directors of Buyer authorized Buyer to repurchase shares of Buyer Common Stock up to the amount of shares that Buyer is expected to issue to complete the Holding Company Merger. Pursuant to this authorization, Buyer will purchase shares on the open market, but in no event will there be privately negotiated transactions with shareholders of Company. Subsequent to the date of the announcement and through December 31, 2000, Buyer had repurchased, on the open market, approximately 125,000 shares at an average per share cost of $15.68.

In addition to the foregoing statement of facts, the following representations have been made by Buyer and/or Company, as applicable, to KPMG in connection with the Holding Company Merger. KPMG has not independently verified the completeness and accuracy of any of the following representations. KPMG is relying on these representations in rendering the opinion contained herein.

With respect to the Holding Company Merger:

(a) The fair market value of Buyer Common Stock and other consideration received by each shareholder of Company will be approximately equal to the fair market value of Company Common Stock surrendered in the exchange.

(b) Neither Buyer, Company, nor any subsidiary or related person has any plan or intention to reacquire any of Buyer shares issued in the Holding Company Merger or to acquire any share of Company prior to the Holding Company Merger.

       For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their


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       beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

(c) Buyer has no plan or intention to sell or otherwise dispose of any of the assets of Company acquired in the transaction, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(A)(2)(C). (Unless otherwise stated, all "Section" and "Treas. Reg." references herein are to the Internal Revenue Code of 1986, as amended, and the regulations thereunder.)

(d) The liabilities of Company assumed by Buyer and the liabilities to which the transferred assets of Company are subject were incurred by Company in the ordinary course of its business.

(e) Following the Holding Company Merger, Buyer will continue the historical business of Company or use a significant portion of the historic business assets of Company in a business.

(f) Buyer, Company, and the shareholders of Company will pay their respective expenses, if any, incurred in connection with the Holding Company Merger.

(g) There is no intercorporate indebtedness existing between Buyer and Company that was issued, acquired, or will be settled at a discount.

(h) No two parties to the Holding Company Merger are investment companies as defined in SECTION 368(A)(2)(F)(III) AND (IV).

(i) On the date of the Holding Company Merger, the fair market value of the assets of Company transferred to Buyer will equal or exceed the sum of the liabilities assumed by Buyer, plus the amount of liabilities, if any, to which the transferred assets are subject.

(j) Company is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(A)(3)(A).

(k) None of the compensation received by any shareholder-employees of Company or Company Bank will be separate consideration for, or allocable to, any of their shares of Company Common Stock; none of the shares of Buyer Common Stock received by any shareholder-employee of Company or Company Bank will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employees of Company or Company Bank will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services.

(l) The distribution of cash proceeds to Company shareholders in lieu of fractional shares of Buyer will be made solely for the purpose of avoiding the expense and inconvenience to Buyer of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that will be paid in the transaction to Company shareholders instead of issuing fractional shares of Buyer will not exceed one percent of the total consideration that will be issued in the transaction to Company shareholders in exchange for their shares of Company. The fractional share interests of each Company shareholder will be aggregated, and no Company shareholder will receive cash in an amount equal to or greater than the value of one full share of Buyer Common Stock.

(m) To the extent any shares of Buyer Common Stock are issued pursuant to the Holding Company Merger, at least 40% of the value of the consideration received by Company shareholders (including dissenters and cash in lieu of fractional shares) will be Buyer Common Stock.

(n) The Holding Company Merger will qualify as a statutory merger under North Carolina law.


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With respect to the Bank Merger:

(o) In the Bank Merger, Company Bank will merge with and into Buyer Bank, with Buyer Bank being the survivor. At the time of the Bank Merger, Buyer will be the sole shareholder of both Company Bank and Buyer Bank. As the sole shareholder, Buyer will be indifferent as to whether it receives actual shares of Buyer Bank Common Stock in exchange for its stock in Company Bank as a result of the Bank Merger, as it will continue to be the sole shareholder of Buyer Bank. For this reason, Buyer Bank will not actually issue additional shares of its Common Stock in consideration for the assets of Company Bank in the Bank Merger as such an issuance would be a meaningless gesture.

(p) Neither Buyer, Buyer Bank, nor any related person has any plan or intention to acquire any share of Company Bank prior to the Bank Merger.

       For purposes of this representation, two persons are "related" if the persons are corporations and either immediately before or immediately after a transaction are members of the same "affiliated group." "Affiliated group" for these purposes generally means two or more corporations currently linked or which pursuant to a plan will be linked with a common parent company through ownership changes comprising at least 80 percent of the voting power of each corporation and 80 percent of the value of each corporation's shares. In addition, "related person" includes two or more corporations for whom a purchase of the stock of one corporation by another corporation would be treated as a distribution in redemption of the stock of the first corporation. This treatment as a distribution in redemption occurs (a) when a person holding any amount of shares in a parent corporation or, (b) when a person in control of each of two corporations sells shares of one controlled corporation to the other corporation. For these purposes, "control" means the ownership of shares possessing at least 50 percent of the value (or vote) of all classes of shares. Ownership of shares is determined with reference to constructive ownership provisions which attribute ownership between corporations and their five-percent or more shareholders, partnerships and their partners, and trusts and their beneficiaries, and between certain members of a family. In the case of an acquisition by a partnership, each partner shall be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with that partner's interest in the partnership.

(q) Buyer Bank has no plan or intention to sell or otherwise dispose of any of the assets of Company Bank acquired in the Bank Merger, except for dispositions made in the ordinary course of business or transfers described in SECTION 368(A)(2)(C).

(r) The liabilities of Company Bank assumed by Buyer Bank and the liabilities to which the transferred assets of Company Bank are subject were incurred by Company Bank in the ordinary course of its business.

(s) Following the Bank Merger, Buyer Bank will continue the historical business of Company Bank or use a significant portion of the historic business assets of Company Bank in a business.

(t) Buyer Bank, Company Bank, and the shareholders of Company Bank will pay their respective expenses, if any, incurred in connection with the Bank Merger.

(u) There is no intercorporate indebtedness existing between Buyer Bank and Company Bank that was issued, acquired, or will be settled at a discount.

(v)    No two parties to the Bank Merger are investment companies as defined in
       SECTION 368(A)(2)(F)(III) AND (IV).

(w) On the date of the Bank Merger, the fair market value of the assets of Company Bank transferred to Buyer Bank will equal or exceed the sum of the liabilities assumed by Buyer Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.


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(x)    Company Bank is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of SECTION 368(A)(3)(A).

(y) The total adjusted tax basis of the assets of Company Bank transferred to Buyer Bank will equal or exceed the sum of the liabilities assumed by Buyer Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

(z) The Bank Merger will qualify as a statutory merger under North Carolina law.

With respect to the stock repurchase program:

(aa)   There is a corporate business purpose for the stock repurchases.

(bb) Buyer will not engage in privately negotiated stock repurchase transactions with any Company shareholders, but rather will implement its stock repurchase program only through purchases on the open market.

OPINIONS

Based solely on the Documents, the above FACTS AND REPRESENTATIONS and subject to the SCOPE OF THE OPINIONS below, it is the opinion of KPMG that:

Federal Income Tax Consequences:

(1) The Holding Company Merger will constitute a tax-free reorganization within the meaning of SECTION 368(A).

(2) Company and Buyer will each be a party to the reorganization within the meaning of SECTION 368(B).

(3) No gain or loss will be recognized by Buyer upon the receipt of the assets of Company, a party to the reorganization, subject to its liabilities, in exchange for cash and its common stock in the Holding Company Merger. SECTION 1032(A); TREAS. REG. SECTION 1.1032-1.

(4) No gain or loss will be recognized by shareholders of Company upon the receipt of solely Buyer Common Stock (including any fractional share interests to which they may be entitled) in exchange for their shares of Company Common Stock. SECTION 354(A)(1).

(5) Gain, if any, will be recognized by Company shareholders who receive Buyer Common Stock and cash in exchange for their Company Common Stock pursuant to the Holding Company Merger. Such gain will be limited to an amount not in excess of the amount of cash received. SECTION 356(A). If the exchange has the effect of the distribution of a dividend (determined with the application of SECTION 318(A)), then the amount of gain recognized that is not in excess of the shareholder's ratable amount of undistributed earnings and profits will be treated as a dividend, but the excess, if any, will continue to be treated as gain from the exchange of property. SECTION 356(A)(2). The determination of whether the exchange has the effect of the distribution of a dividend will be made on a shareholder-by-shareholder basis in accordance with the principles set forth in COMMISSIONER V. CLARK, 489 U.S. 726 (1989). REV. RUL. 93-61, 1993-2 C.B. 118. Loss, if any, will not be recognized by Company shareholders who receive Buyer Common Stock and cash in exchange for their Company Common Stock pursuant to the Holding Company Merger.
       SECTION 356(C).

(6) The basis of a share of Buyer Common Stock received by a shareholder of Company (including any fractional share interests to which they may be entitled) will be the same as the basis in the Company Common Stock surrendered in the exchange therefore decreased by the amount of


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       money received and increased by the amount of any gain recognized
       (including gain treated as a dividend). SECTION 358(A)(1).

(7) The holding period of a share of Buyer Common Stock received by a shareholder of Company (including any fractional share interests to which they may be entitled) will include the shareholder's holding period of the Company Common Stock surrendered in exchange therefor, provided that the Company Common Stock is held as a capital asset in the hands of the shareholder of Company on the date of the Merger. SECTION 1223(1).

(8) The payment of cash in lieu of fractional share interests of Buyer Common Stock will be treated as if the fractional share interests of Buyer Common Stock were distributed as part of the Holding Company Merger to the Company shareholder and then redeemed by Buyer. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in SECTION 302(A). REV. RUL. 66-365, 1966-2 C.B. 116 and REV. PROC. 77-41, 1977-2
       C.B. 574.

(9) Company shareholders who receive solely cash for their Company Common Stock, or receive cash by exercising their dissenter's rights, will be treated as having received the cash as a distribution in redemption of their Company Common Stock. SECTIONS 302 and 1001.

(10) No gain or loss will be recognized by Company upon the transfer of its assets, subject to its liabilities, to Buyer in the Holding Company Merger. SECTIONS 357(A) and 361(A).

(11) The basis of the assets of Company in the hands of Buyer will be the same, in each instance, as the basis of such assets in the hands of Company immediately prior to the Holding Company Merger. SECTION 362(B).

(12) The holding period of the assets of Company in the hands of Buyer will include, in each instance, the period during which such assets were held by Company immediately prior to the Holding Company Merger. SECTION 1223(2).

(13) For purposes of SECTION 381, Buyer will be the acquiring corporation in the Holding Company Merger. TREAS. REG. SECTION 1.381(A)-1(B)(2). Thus, subject to the conditions and limitations specified in SECTIONS 381, 382, 383, AND 384, AND THE REGULATIONS THEREUNDER, Buyer will succeed to and take into account the items of Company described in SECTION 381(C).
       SECTION 381(A) AND TREAS. REG. SECTION 1.381(A)-1.

(14)   The Bank Merger will constitute a reorganization within the meaning of
       SECTION 368(A).

(15) Buyer Bank and Company Bank will be a party to the reorganization within the meaning of SECTION 368(B).

(16) No gain or loss will be recognized by Company Bank upon the transfer of its assets, subject to its liabilities, to Buyer Bank in the Bank Merger. SECTIONS 357(A) and 361(A).

(17) No gain or loss will be recognized by Buyer Bank upon the receipt of the assets of Company Bank, a party to the reorganization, subject to its liabilities, in constructive exchange for its Common Stock in the Bank Merger. SECTION 1032(A); TREAS. REG. SECTION 1.1032-1.

(18) The basis of the assets of Company Bank in the hands of Buyer Bank will be the same, in each instance, as the basis of such assets in the hands of Company Bank immediately prior to the Bank Merger. SECTION 362(B).

(19) The holding period of the assets of Company Bank in the hands of Buyer Bank will include, in each instance, the period during which such assets were held by Company Bank immediately prior to the Bank Merger. SECTION 1223(2).


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(20)   No gain or loss will be recognized by Buyer upon the constructive receipt of Buyer Bank Common Stock in exchange for its Company Bank Common Stock as a result of the Bank Merger. SECTION 354(A)(1).

(21) For purposes of SECTION 381, Buyer Bank will be the acquiring corporation in the Bank Merger. TREAS. REG. SECTION 1.381(A)-1(B)(2). Thus, subject to the conditions and limitations specified in SECTIONS 381, 382, 383, AND 384, AND THE REGULATIONS THEREUNDER, Buyer Bank will succeed to and take into account the items of Company Bank described in SECTION 381(C).
       SECTION 381(A) AND TREAS. REG. SECTION 1.381(A)-1.

North Carolina Income Tax Consequences:

It is our opinion that the State of North Carolina for income tax purposes will treat the Holding Company Merger and the Bank Merger in the same manner as treated by the Internal Revenue Service for federal income tax purposes. N.C. GEN. STAT. SS. SS.105-130.2, 105-130.3, 105-130.5, 105-134.1, 105-134.2,
105-134.5, 105-134.6, AND 105-134.7.

In certain circumstances, North Carolina may apply a more stringent test in determining the availability of certain net economic losses (equivalent to a net operating loss) subsequent to a merger. BELLSOUTH TELECOMMUNICATIONS, INC. V. NORTH CAROLINA DEPARTMENT OF REVENUE, 485 S.E.2D 333 (N.C. CT. APP. 1997), REVIEW DENIED 492 S.E.2D 18 (N.C. SEPT. 4, 1997).

SCOPE OF THE OPINIONS

The opinions contained herein are based upon the facts, assumptions and representations set forth in this letter, as well as the information contained in the Documents. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing because the incompleteness or inaccuracy could cause us to change our opinions.

Our advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINIONS. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on above.

In rendering our opinions, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the North Carolina Code, the regulations thereunder, and judicial and administrative interpretations thereof, all as in effect on the date of this letter. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion. We will not update our advice for subsequent changes or modifications to the law and regulations or to the judicial and administrative interpretations thereof, unless you separately engage us to do so in writing after such subsequent change or modification. These opinions are not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.


Sincerely,

/s/ KPMG LLP